[GRAPHIC OMITTED]
                                 FANTATECH INC.

    Suite 1A, 18/F, Tower 1, China Hong Kong City, 33 Canton Rd., Tsimshatsui,
                               Kowloon, Hong Kong
                 Tel: (852) 2302 1636      Fax: (852) 2890 8672

                                                July 20, 2007

VIA  EDGAR  AND  FEDERAL  EXPRESS
---------------------------------

Securities  and  Exchange  Commission
Division  of  Corporation  Finance
100  F  Street,  N.E
Washington  DC,  20549

Attn.:    Linda  Cvrkel
          Jean  Yu

          RE:  FANTATECH,  INC.  (THE  "COMPANY")
               FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006 FILE NO. 000-24374


Ms.  Cvrkel  and  Ms.  Yu:

On behalf of Fantatech, Inc. (the "Company"), I have enclosed our replies in response to the comments received from the staff of the Securities and Exchange Commission ("Staff") in their letter dated July 6, 2007. Set forth below are the Company's responses to the Staff's comments. We have reproduced the Staff's comments and have followed each comment with our response.


Confirmation  on  compliance  with  the  comments
-------------------------------------------------

Please respond to confirm that the comment will be complied with, or, if the comment is deemed inappropriate by the Company, advise the staff of the reason.

Response:
---------

The Company hereby confirms that all of the comments from the Staff will be complied with in its future filings with the expanded disclosures as proposed in the Company's response herein, and there is no disagreement with respect to the comments.

------
Form  10-KSB  for  the  year  ended  December  31,  2006
--------------------------------------------------------

Item  2  -  Description  of  Property,  page  18
------------------------------------------------

1. We note the lease for your office, warehouse and storage facilities located in China are scheduled to expire during 2007. Please tell us and revise the notes to your financial statements and MD&A in future filings to discuss your plans for your facilities upon expiration of the leases. Your response and revised disclosure should discuss whether you intend to extend, renew, renegotiate or terminate the leases and also, disclose the terms of the new arrangements upon the information becoming available.

     Response:
     ---------

     The Company proposes to make the following additional disclosure in future filings:

     ITEM  2.  DESCRIPTION  OF  PROPERTY

     The Company's principal executive office is situated at Suite 1A, 18/F, Tower 1, China Hong Kong City, Tsimshatsui, Kowloon, Hong Kong, which is leased from Bilibest Industries Limited, a related company controlled by Shenzhen Huaqiang Holdings Ltd., SHQ, which is an affiliate of the major shareholder of the Company, through an office service agreement. Major business operations are conducted mainly in Shenzhen, China, and the current operating leases on several premises for factory and office are as follows:

                                Approximate
                                    Area           Expiration      Approximate
Location            Usage    (in square meters)  Date of Leases   Annual Rental
----------------  ---------  ------------------  ---------------  --------------
Hong Kong, China  Office                     30  Jun 2007 (1)     $       12,000
Shenzhen, China   Factory                11,169  Jul 2018         $      180,200
Shenzhen, China   Office                  1,770  Oct 2007 (2)     $       68,030
Shenzhen, China   Warehouse                 600  Jan 2007 (3)     $          770
Shenzhen, China   Storage                    31  Dec 2007 (4)     $        2,300
Shenzhen, China   Dormitory               2,268  Jan 2010         $       38,100

     (1) The lease for the Hong Kong office has been extended for one year with the same terms and conditions.
     (2) The office lease has been renewed for one year expiring on October 2008 with no increase in rent.
     (3) As the Company requires less space for warehousing, the lease for warehouse was not extended and has been terminated.
     (4) The lease for storage has been extended for one more year expiring on December 2008 with the same monthly rent.

     The Company will also make corresponding changes to the notes to the financial statements in respect of the minimum lease payments on operating leases under note 19 "Commitments and Contingencies" in its future filings.


                                                                          2 of 8

Management's  Discussion  and  Analysis
---------------------------------------

-    Critical  Accounting  Policies,  page  21
     -----------------------------------------

2. We note that your critical accounting policies section includes a discussion of your accounting policies for revenue recognition and asset impairment. Please consider including a discussion of your accounting for inventory and income taxes as a critical accounting estimate in future filings. Please ensure your discussion addresses the following areas:

     - Types of assumptions underlying the most significant and subjective estimates;
     - Sensitivity of those estimates to deviations of actual results from management's assumptions; and
     - Circumstances that have resulted in revised assumptions in the past.
     Refer  to  SEC  Interpretive  Release  No.  33-8350  (i.e.  FR-72).

     Response
     --------

     The Company noted the comments and agrees to add to its disclosure of critical accounting policies a discussion of the accounting for inventory and income taxes in future filings. The Company advises the Staff that the Company has not experienced circumstances that have resulted in revised assumptions discussed below in the past. The Company proposes to make the following additional disclosure in future filings:

     Inventories
     -----------

     Inventories consist of raw materials, work-in-progress, and finished goods, which are held for resale, used in the production of entertainment and amusement equipment that the Company sells, or moved to construction in progress as the components of the amusement centers, large-size attractions or theme parks. Inventories are stated at the lower of cost, on a first-in, first-out ("FIFO") basis, except that low value inventories are stated at the lower of weighted average basis, or net realizable value. Costs of raw materials include purchases and related costs incurred in bringing the products to their present location and condition.


     Net realizable value of inventories is the estimated selling price of the item in the ordinary course of business, less estimated costs of completion andselling expenses. These estimates are based on e current market conditionand the historical experience of manufacturing and sethlling products ofsimilar nature. Management reassesses these estimates at each balance sheet date.

     Income  tax  expense
     --------------------

     The Company is subject to income taxes on an entity basis on income arising or derived from the tax jurisdiction in which each entity is domiciled. Fantatech Inc. and Hytech US are both Delaware corporations and are subject to the corporation income taxes of the United States of America. Intsys and Megabase are not liable for income taxes in BVI. The Company's Chinese subsidiaries (SDCL) and associates (FDI) located in the City of Shenzhen are subject to Enterprise Income Tax ("EIT") in China at a rate of 15% on net income, while Chongqing FTC is subject to an EIT rate of 33%. Based on the local tax rules in Shenzhen, SDCL was entitled to a tax holiday for the first two years of its operations (years 1999 and 2000) and a 50% reduction of the tax rate for the third through


                                                                          3 of 8
     eighth years (years 2001 through 2006) of operations due to the high technology content of its businesses.

     The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. In determining the need for valuation allowances, the Company considers projected future taxable income and the availability of tax planning strategies. If, in the future it is determined that the Company would not be able to realize its recorded deferred tax assets, an increase in the valuation allowance would decrease earnings in the period in which such determination is made. In addition, the filed tax returns are subject to examination by the tax authorities. The Company regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision for income taxes. Management uses its best judgment in the determination of these amounts.


--   Consolidated  Results  of  Operations,  page  23
-----------------------------------------------------

--   Gross Profit,  Page  24
----------------------------

3. We note your disclosure that the design and consulting services were provided by in-house project managers and the salaries of these project managers are generally classified as administrative expenses. We also note your disclosure that the cost of sales for design and consulting services had not included labor cost. Please explain to us why you believe that it is appropriate not to include labor cost in the cost of sales for design and consulting services. Please note that cost of sales should include all direct labor related to generation of the revenue recognized, even if it is allocated based on management's estimate of the labor attributable to the services for which revenue is recognized. We believe that by not including direct labor in the cost of sales for design and consulting services, gross profit may be overstated. Please advise or revise accordingly.

     Response
     --------

     The Company noted the comments and would like to explain further that labor cost was not included in the cost of sales for the fiscal year ended December 31, 2006 since it was determined to be immaterial.

     In 2005, for the purpose of completing the design contracts for the Wuhu and Shantou Theme Parks, the Company set up an ad hoc project team with staff from different departments of the Company to perform the design work. All of the design details and data, including different design options and proposals had been stored in the Company's data bank. The project team was then dismissed upon completion and delivery of the final design plans to the respective customers in the end of 2005. Total labor costs of $102,624 were recorded as cost of revenue against the design segment revenue recognized in 2005

     However, since then, due to the uncertainty of the development of the design and design consulting business, the Company has not established any specialized permanent department or working team to handle possible design and related consulting service contract.

     As of December 31, 2006, the Company had three in-house project managers to coordinate all of the projects on hand and to liaise with all departments in the Company to facilitate the completion of contracts. Since their job natures are very comprehensive and involve many administrative functions within the organization, their salaries were recorded as administrative expenses.


                                                                          4 of 8

     In the last quarter of 2006, minimal additional design consulting serviceswere required for the Wuhu Theme Park due to certain original plans. The design consulting services were mainly related to changes from the internal and external decorative designs of certain attractions in the Wuhu Theme Park, to which the Company had already incurred materially all the costs for the related design and art works with different design options developed in 2005 and were stored in the Company's data bank.

     Therefore, there were limited works involved for the completion of such design consulting contracts in 2006. The in-house project mangers were only required to pull the relevant data files from the system and put different design options together to form the new design and to derive the required advices to fulfill the needs of the contracts.

     While the three project managers have not maintained separate records of their time spent on the day to day variety of tasks they handled, management estimated that it required approximately 20 total work days for them to complete the integration of information from the Company's data bank and coordinate the presentation of the design and advice to the customers. In this regard, since the amount was immaterial management decided not to make the adjustment to reclassify the cost from administrative expenses to cost of revenue as it did not have any material impact on the gross profit.

     The Company will continue to evaluate its labor cost in future periods and if such costs are determined to be material, the Company will adjust its accounting treatment accordingly.


                                                                          5 of 8

--  Selling  and  Marketing  Expenses,  page  25
------------------------------------------------

4. We note that selling and marketing expense increased by $859,539 or 93.4% for the year ended December 31, 2006 and you disclose that the increase was primarily due to increase in expenses related to marketing, promotional, sales representative office and exhibition in 2006. Due to the significant increase in this income statement line item, in future filings, please revise your disclosure to quantify and discuss each of the significant cost components within these broad categories.

     Response
     --------

     The Company agrees to the comment and will enhance its disclosure in its future filings to quantify and discuss each of the significant costs components within the broad categories in relation to the selling and marketing expense.


Consolidated  Statements  of  Cash  Flows,  Page  F-7
-----------------------------------------------------

5. We note your disclosure of non-cash investing and financing activities includes the decrease (increase) in construction in progress. We believe that it is appropriate to show the decreases in construction in progress, representing the transfer of the cost to the property and equipment assets, as non-cash transactions, however, increase to the construction in progress account represent cash outlays which should be presented as part of cash flows from investing activities. Further, it appears from your statements of cash flows that the increase in construction in progress is appropriately included in cash flows from investing activities as part of purchases of property, plant and equipment. Please revise future filings to present only the decreases in construction in progress representing transfers within asset accounts to property, plan and equipment as non-cash transactions.

     Response
     --------

     The Company agrees and will change its presentation of its consolidated statements of cash flows in accordance with the above comments in future filings.


Notes  to  the  Financial  Statements
-------------------------------------

6. We note from your disclosure in MD&A that in 2006 you were granted subsidies of $352,000 and recorded the entire amount as revenue. Please tell us, and disclose in future filings, the period the subsidies were intended to benefit. If the subsidies received in 2006 were intended to benefit a period other than the year ended December 31, 2006, please tell us why you believe it was appropriate to recognize the entire amount of subsidies received as revenue for the year ended December 31, 2006.


                                                                          6 of 8

     Response
     --------

     The discretionary incentive subsidies granted by the government were mainly awarded to past achievement made by the Company and were aimed to encourage continued investment in research and development ("R&D"). The awarded subsidies were to help reduce certain R&D costs the Company incurred during the process of developing such technological products in the past. The awarding system for such subsidies does not allow for anyongoing or pre-mature research projects to be qualified as it requires full inspection and testing of end products which should have technologicalvalue. The Company has to incur its own R&D costs for such "potential" products and if it fails, it will not be eligible to apply for any such award.

     Of the $352,000 subsidies received by the Company in 2006, $126,000 was related to the successful development of digital cylindrical screen stereo film system by the Company in 2004; and $170,000 was related to the products produced by the Company in 2005 (it included a partial refund of the bank loan interest incurred by the Company in 2005). As for the remaining $56,000 subsidies awarded by the government, they were all related to the products developed by the Company in the past.

     Therefore, the Company considered that all of such subsidies or award should be recognized as soon as they were received in order to match with the R&D costs incurred in the past which had contributed to the winning of such award.

     In addition, as the technology involved in the entertainment products of the Company changes continuously and rapidly, the award winning products will not last long and require additional costs for constant modification and enhancement to keep its attraction to customers. The government subsidies are designed only to recognize past performance and is unable to benefit the Company for any possible future costs to be incurred for extending the commercial life of the particular products.


Note  15.  Related  Party  Transaction
--------------------------------------

(b)  Contracts  with  Related  Parties,  page  F-24
---------------------------------------------------

7. We note your disclosure that during the year ended December 31, 2006, your recoded sale revenue from Wuhu Huaqiang of approximately $5,500,000. Please explain to us the nature of this revenue and tell us how the amount was determined or calculated. As part of your response, please tell us how much of the revenue related to delivery of equipment and the percentage of equipment that has been delivered as of December 31, 2006, and how much of the revenue recognized related to the installment contract and the percentage of equipment that had been installed as of December 31, 2006.

     Response
     --------

     The Company noted the comments and has found that it had made an error in the disclosure during final editing by omitting an additional disclosure of approximately $738,000 of the total


                                                                          7 of 8
     sale revenue which were generated from an installation contract for Wuhu Huaqiang.

     The Company proposes to make the following addition to its disclosures in future filings:

     During the year ended December 31, 2006, the Company recorded sale revenue of approximately $5,500,000 attributable to the sale of equipment to Wuhu Huaqiang which represented approximately 40% of the total equipment contracted and to be delivered to the site of the Wuhu Theme Park in 2006. In addition, the Company also recorded revenue of approximately $738,000 from the installation contract entered with Wuhu Huaqiang, representing approximately 60% of the installation and decoration works contracted and accepted by Wuhu Huaqiang. Both dollar amounts reflect the contract price paid to the Company Wuhu Huagiang in 2006.

The  Company  acknowledges  that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff's comments made to the Company's Form 10-KSB for the year ended December 31, 2006 in order to assist the Company in compliance with the applicable disclosure requirements and to enhance the overall disclosure in its future filings. The Company will include expanded disclosures and changes to its future filings in relation to the comments raised by the Staff. If you have any questions on the forgoing, please do not hesitate to contact David I. Sunkin, Esq. of Sheppard Mullin Richter & Hampton LLP at 213-617-4252.


Sincerely yours,


/s/ Fuxiao Wang

--------------------------
Fuxiao Wang
Chief Financial Officer


cc:  Sheppard  Mullin  Richter  &  Hampton,  LLP
     Mr. David Sunkin  Tel: (213) 617-4252  Fax: (213) 443-2750


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